Exhibit 4.6

V8 POOL INC.

As Company

-and-

[●]

As Participant

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POOL AGREEMENT

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Relating to [●]

INDEX
CLAUSE		PAGE
1	DEFINITIONS	1
2	PURPOSE OF THE POOL – SHARING OF REVENUES AND LIABILITIES	2
3	PERIOD OF THE VESSEL’S PARTICIPATION IN THE POOL	3
4	POOL VESSEL TOTAL COSTS	3
5	VESSEL’S TOTAL COSTS UPON ENTRY	6
6	TIME CHARTER PARTY	6
7	COMMERCIAL MANAGEMENT AGREEMENT/MANAGEMENT FEE	7
8	DISTRIBUTION	8
9	ACCOUNTING	10
10	WORKING CAPITAL CONTRIBUTION AND RETENTION	11
11	POOL COMMITTEE	12
12	CALCULATION OF POOL NET REVENUE/LOSS; POOL GROSS REVENUE AND POOL EXPENSES	13
13	LAYING UP	15
14	INSURANCE	16
15	ASSIGNMENT	21
16	WITHDRAWAL/TERMINATION/SUSPENSION	21
17	NATURE OF THE AGREEMENT	25
18	CONFIDENTIALITY	25
19	TOTAL LOSS	26
20	CLAIMS	26
21	CHOICE OF LAW AND JURISDICTION	26
22	NOTICES	27
23	ENTIRE AGREEMENT	28
24	RIGHTS OF THIRD PARTIES	28
APPENDIX 1 : POOL VESSEL EVALUATION SYSTEM		30
APPENDIX 2 : COMMERCIAL MANAGEMENT AGREEMENT		31
APPENDIX 3 : TIME CHARTER PARTY		32

THIS POOL PARTICIPATION AGREEMENT (the “Agreement”) is entered into on the [●] day of [●] 202[●].
BETWEEN

(1)	V8 Pool Inc., a Marshall Islands corporation having its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH 96960 (the “Company”) and

(2)	[●], a [●] corporation having its registered office at [●] (the “Participant”).

WHEREAS

(A)	The Participant is the owner or disponent owner of m.t. [●] (the “Vessel”);

(B)	The Company and the Participant have agreed that the Vessel should be entered into the pool defined below; and

(C)	The Vessel will be entered into the Pool by way of a time charter party between the Company and the Participant.

IT IS HEREBY AGREED as follows:

1	DEFINITIONS

1.1	In this Agreement the following terms shall have the following meanings:

“Affiliate” :  in respect of any person, means a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company.

“Holding Company” :  in relation to any person, means any other person, company or corporation in respect of which it is a Subsidiary.

“Navig8 Group” : means Navig8 Limited of c/o Cohort Limited, Sofia House, 3rd Floor, 48 Church Street, Hamilton, HM12, Bermuda and all of its subsidiaries.

“Participation Agreement” : this Agreement excluding the Time Charter Party.

“Performance Review Date” : subject to Clause 4.5, each of 1st January and 1st July of any year.

“Pool” : the Pool of Aframax tankers aged 15 years or more, operated by the Company.

“Pool Committee” :  the committee described in Clause 11.

“Pool Contracts” : contracts for the employment, in whole or in part, of Pool Vessels.

“Pool Participants” : all persons having entered into pool participation agreements with the Company in respect of the Pool.

“Pool Vessels” : vessels entered and delivered into the Pool by Pool Participants.

“Quarter Date” : each of 1st January, 1st April, 1st July and 1st October of any year.

“Sanctioned Person” : any person, being an individual, corporation, company, association or government, who is listed as being subject to a sanction, regulation, official embargo or on any ‘Specially Designated Nationals List’ or ‘Blocked Persons’ lists’, or any equivalent lists maintained and imposed by the United Nations, European Union, Her Majesty’s Treasury in the United Kingdom or the United States Department of Treasury’s Office of Foreign Assets Control.

“Subsidiary” : of a person means any other person:

(a)	directly or indirectly controlled by such person; or

(b)	of whose dividends or distributions on ordinary voting share capital such person is entitled to receive more than 50 per cent.

“Technical Committee” : the committee described in Clause 4.

“Time Charter Party” : the time charter party between the Company and the Participant, as described in Clause 6.

“Third Party” : a party which is neither a direct or indirect affiliate or subsidiary of or otherwise associated with the Participant.

1.2	Clause headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

2	PURPOSE OF THE POOL – SHARING OF REVENUES AND LIABILITIES

2.1
The main objective of the Pool is to enter into arrangements for the commercial employment and operation of the Pool Vessels, arranged by the Company, so as to secure for the Pool Participants the highest commercially available earnings per Pool Vessel on the basis of pooling the revenue of the Pool Vessels and dividing it between the Pool Participants on the terms hereof.

2.2
The Company shall in its own name (as disponent owner) enter into contracts for the employment of the Pool Vessels.  The Company shall have authority, as Time Charter Party owners, to negotiate and conclude spot charters, consecutive voyage charters, contracts of affreightment and time charters for performance in whole or in part by the Pool Vessels (the “Pool Contracts”) provided that the maximum possible period for such time charter contracts shall not exceed ninety (90) days, except with the prior written consent of the Participant..

2.3	All revenues earned from the operation of the Pool Vessels shall, after deduction of all costs involved in the operation of the Pool, be shared between the Pool Participants.

2.4	The Pool shall operate as a profit unit, separately from any other activities of the Company.

2.5
The Company shall be entitled to enter into charters, as charterers, with third party owners or disponent owners (“Third Party Charters”), for the purpose of chartering in vessels from such third party owners or disponent owners (“Third Party Vessels”) in order to perform any contract entered into by the Company pursuant to the provisions of Clause 2.2 hereof and which cannot be performed (whether in whole or in part) by any of the existing Pool Vessels.

All Third Party Charters shall, to the extent possible, be for the same period as the Pool Contract that is being covered.

3	PERIOD OF THE VESSEL’S PARTICIPATION IN THE POOL

3.1
The Participant shall, subject to Clause 16 hereof, place the Vessel at the disposal of the Company for a minimum period of six (6) months from the date of delivery under the Time Charter Party (the “Delivery Date”).  For the avoidance of doubt, no Distributions (as defined under Clause 8.1) will be payable for periods prior to the date of delivery under the Time Charter Party.

4	POOL VESSEL TOTAL COSTS

4.1
The Pool revenues shall be shared according to the vessel evaluation process set out in Appendix 1. The aim of the evaluation process is to allocate the Pool’s total cost to each Pool Vessel (“Total Costs”) to reflect, as closely as possible, the relative operating costs of the Vessel compared with the other Pool Vessels.

4.2
At the start of each calendar year (i.e. during January), the Company shall submit to the Pool Committee for its approval a proposal for the revised vessel evaluation process for the ensuing year commencing on 1 January (the “Annual Calculation Review”). Upon such approval by the Pool Committee, the Company will calculate or, as the case may be, recalculate Total Costs for each Pool Vessel in accordance with the revised vessel evaluation process which shall take effect for the whole calendar year from 1 January. The approved revised principles of calculation resulting from the Annual Calculation Review shall take effect as the new Appendix 1 to this Agreement with effect from 1 January of the relevant year, replacing the previous year’s version of Appendix 1.

4.3
The Vessel shall initially be allocated the Total Costs stated in Clause 5.1 below (the “Initial Total Costs”). The Vessel’s performance shall be reviewed by the Technical Committee on the first Performance Review Date occurring after the Delivery Date or, in the event that there is insufficient data on such first Performance Review Date, on the second Performance Review Date occurring after the Delivery Date (the “Initial Performance Review”). The Initial Performance Review will be based on the actual speed and consumption data of the Vessel received since the Delivery Date and the Initial Total Costs will be revised to take into account the results of such review. The results of the Initial Performance Review shall, where possible, be circulated to the Participant before the first Quarter Date falling after the Initial Performance Review date, and shall apply on and from, the first Quarter Date falling after the Initial Performance Review date in the manner described in the following provisions of this Clause 4.3. The new Total Costs determined from the Initial Performance Review shall apply:

(a)	retrospectively from the Delivery Date up to (but not including) the date of the Initial Performance Review as definitive performance-based Total Costs; and

(b)
provisionally from the date of the Initial Performance Review for the next three quarter periods (or in the case of a subsequent Postponed Periodical Performance Review (as defined below), for the next five quarter periods) until the results of the first Periodical Performance Review (as described in Clause 4.4 below) are determined and circulated to the Participant, and the Participant’s entitlement to Distributions for the above periods following the Initial Performance Review shall be adjusted accordingly. If the Vessel is withdrawn or suspended from the Pool or this Agreement is terminated prior to the Initial Performance Review, the Vessel’s performance shall be reviewed by the Technical Committee based on the Vessel’s performance data received since the Delivery Date and the Initial Total Costs will be revised to take into account the results of such review (the “Termination Performance Review”). The new Total Costs, determined from the Termination Performance Review, shall apply retrospectively from the Delivery Date up to the date of withdrawal or suspension of the Vessel from the Pool or termination of this Agreement (whichever occurs first) as definitive performance-based Total Costs and the Participant’s entitlement to Distributions for such period shall be adjusted accordingly.

4.4
Further on-going performance reviews of the Vessel based on the Vessel’s actual speed and consumption data shall be conducted on every Performance Review Date following the date of the Initial Performance Review (each a “Periodical Performance Review”). However, in the event that there is insufficient data on any such Performance Review Date, the relevant Periodical Performance Review shall be postponed until the next Performance Review Date (a “Postponed Periodical Performance Review”). Each Periodical Performance Review shall be based on the Vessel’s performance data from the previous six (6) months (or in the case of a Postponed Periodical Performance Review, the previous twelve (12) months) and following such review, the Vessel’s Total Costs shall be revised to take into account the results of such review. The results of each Periodical Performance Review (or Postponed Periodical Performance Review) shall, where possible, be circulated to the Participant before the first Quarter Date falling after the Periodical Performance Review date, and shall apply on and from, the first Quarter Date falling after such Periodical Performance Review date in the manner described in the following provisions of this Clause 4.4. The new Vessel’s Total Costs determined from each Periodical Performance Review (or Postponed Periodical Performance Review) shall apply:

(a)
retrospectively for the two quarter periods (or in the case of a Postponed Periodical Performance Review, the previous four quarter periods) ending on (but not including) the relevant Periodical Performance Review date as definitive performance-based Total Costs; and

(b)
provisionally for the next three quarter periods following such Periodical Performance Review date (or in the case of a subsequent Postponed Periodical Performance Review, for the next five quarter periods) until the results of the next Periodic Performance Review are determined and circulated to the Participant, and the Participant’s entitlement to Distributions for the above periods following each Periodical Performance Review shall be adjusted accordingly.

4.5
The Company shall be entitled at any time to change the dates of any of the Performance Review Dates and the number of Performance Review Dates within a calendar year without the Participant’s consent by providing written notice to the Participant and each member of the Pool Committee. Such written notice shall also indicate the number of months leading up to each new Performance Review Date from which the Vessel’s performance data shall be utilised for the purposes of carrying out the performance reviews on such new Performance Review Dates and all other necessary logical amendments to this Clause 4.

4.6	The Technical Committee shall consist of one member nominated by the Manager and one member nominated by the Company.

5	VESSEL’S TOTAL COSTS UPON ENTRY

5.1	At the time that the Vessel enters into the Pool, the Total Costs that shall be allocated to the Vessel shall be US$ [●].

6	TIME CHARTER PARTY

6.1
The Participant/the Vessel shall at any and all times during the term of this Agreement comply with the conditions, terms and warranties expressed or implied in this Agreement and in the Time Charter Party which shall be deemed to be an integral part of this Agreement.  The terms of the Participation Agreement shall prevail if a conflict should arise in the interpretation of the terms of the Participation Agreement and the terms of the Time Charter Party.

6.2	Where the Participant is the owner or the bareboat charterer of the Vessel, then the time charter party between the Company and the Participant shall be in the form attached hereto at Appendix 3.1.

6.3
Where the Participant has the Vessel on time charter, then the time charter party between the Company and the Participant shall be on back-to-back terms with the terms of the time charter between the Participant and the Vessel’s owners or disponent owners, subject to the Company’s consent which shall not be unreasonably refused provided such terms are commercially reasonable. Such time charter party between the Company and the Participant shall be subject always to the terms set out in Appendix 3.2.

6.4
The charter party entered into between the Company and the Participant, whether pursuant to Clause 6.2 or Clause 6.3 above, shall be the “Time Charter Party”.  In the event that the Time Charter Party departs from the standard time charter terms of the Pool (attached hereto as Appendix 3.1) and such variations, in the opinion of the Pool Committee, have an effect on the earning potential of the Vessel, then such difference shall be reflected in the Total Costs allocated to the Vessel.

6.5
Where the Participant is not the head owner of the Vessel, the Participant shall notify the Company in advance and as soon as practicable of any planned change of Vessel ownership or technical management further up the charter chain for the Vessel. For the avoidance of doubt, any such change of Vessel ownership or technical management shall not affect any of the terms of this Agreement, including the Time Charter Party.

6.6	All time under the Time Charter Party shall be recorded in GMT.

7	COMMERCIAL MANAGEMENT AGREEMENT/MANAGEMENT FEE

7.1
The Company has entered into a Commercial Management Agreement with V8 Plus Management Pte. Ltd. (the “Manager”).  The Commercial Management Agreement is annexed hereto as Appendix 2.  The Company shall pay a management fee to the Manager (the “Management Fee”) in consideration of the services rendered by the Manager under the Commercial Management Agreement and an administration fee to the Manager (the “Administration Fee”). Both the Management Fee and Administration Fee are deemed fees that are paid to the Manager on behalf of and/or by the Participant in consideration of the services provided or to be provided by the Company under this Agreement and the services indirectly provided or to be provided by the Manager under the Commercial Management Agreement for the duration of the Vessel’s entry into the Pool including at least the minimum participation period and any termination notice period set out in this Agreement, in either case whether or not actually served by the Vessel.

7.2
The Management Fee shall be a two (2) percent commission on all income received under all contracts (voyage charters, consecutive voyage charters, contracts of affreightment and time charters) entered into for the account of the Company in relation to the Vessel (apart from the Time Charter Party which forms part of this Agreement).  The commission shall be calculated by reference to and upon all hire, freight, deadfreight and demurrage collected on such transactions.

7.3
The Administration Fee shall be two hundred and fifty dollars (US$250) per day during the term of this Agreement in relation to the Vessel and the Administration Fee shall be payable on a monthly basis in arrears at the end of the first week of each month.

8	DISTRIBUTION

8.1
The Company shall collect all hire, freight, demurrage and other revenues due as a result of the Pool activities.  The Company will, on behalf of the Pool, pay all expenses payable by it as the Charterer under the Time Charter Party and pay the Management Fee. The Administration Fee shall be charged directly to each Pool Participant by the Manager and shall be settled by the Company by deducting such amount from such Pool Participant’s pool distributions. The resulting Net Pool Revenue (as determined in accordance with Clause 12) shall be distributed as time charter hire to each Pool Participant in accordance with the Total Costs of the individual Pool Vessels, following adjustment for any off-hire in accordance with the terms of this Agreement (the “Distributions”).

8.2	The Vessel shall be off-hire for purposes of this Agreement if in the Company or the Manager’s opinion, the Vessel is off-hire under the terms of the Time Charter Party.

8.3
The Distributions shall be paid to the Participant on a provisional basis, calculated on the basis outlined in Clause 12 hereof, within the first week and third week of each month.  The provisional Distributions calculated within the third week of each month (the “First Distribution”) shall be based on an estimate of the Vessel’s provisional Distributions for the period between the 1st day and the 15th day of such month. The provisional Distributions calculated within the first week of each month (the “Second Distribution”) shall be based on an estimate of the Vessel’s provisional Distributions for the previous month, and shall be adjusted downwards to take into account the amount of the First Distribution already paid in the previous month.  The Participant’s entitlement to receive Distributions shall always be subject to the cash flow requirements of the Company and subject to any adjustments to Distributions as may then be required pursuant to Clauses 4.2, 4.3, 4.4, 8.4, 8.5, 8.6 and/or 8.7. The Company shall within the first week of each month furnish the Participant a monthly provisional report setting out the provisional financial results of the Pool for the preceding month, the Vessel’s earnings for that period and the  aggregate of the First Distribution and the Second Distribution that will be (or will have been) paid to the Participant under this Clause 8.3 in respect of such preceding month.

8.4
The Company shall within 30 days after each Quarter Date furnish the Participant with a provisional up-to-date report on the financial result of the operation of the Pool and the Vessel’s earnings for the quarter year preceding such Quarter Date (a “Quarterly Report”). The Vessel’s earnings and Distributions shall be adjusted (by way of a further provisional Distribution if necessary), taking into account factors such as (without limitation) the provisional monthly hire payments already paid, the Vessel’s actual operating days in the Pool, changes to the voyage itineraries of Pool Contracts, any other changes to the variables set out in Clause 12, any performance reviews performed in accordance with Clause 4, any Annual Calculation Reviews and any adjustments to Distributions as may then be required pursuant to Clauses 4.2, 4.3, 4.4 and/or 8.7. All such adjustments and reconciliations shall be reflected in each Quarterly Report.

8.5
If a revised adjustment in accordance with Clause 8.4 indicates that an overpayment of Distributions has been made to the Participant, the Participant shall re-pay the excess amount to the Company within seven (7) days of a written demand, or the Company may at its option, set off the overpayment against any subsequent Distributions payable under Clause 8.3, or any working capital repayable by the Company under Clause 10.

8.6
If a revised calculation in accordance with Clause 8.4 indicates an underpayment of Distributions to the Participant, the Company shall add the amount of such underpayment to the next instalment of Distributions payable to the Participant under Clause 8.4, or make an additional reconciliation Distribution payment to the Participant following the issuance of the Quarterly Report to cover the underpayment amount, subject to the cash flow requirements of the Company.

8.7
In the event that there is a breach by the Participant of its obligations under this Agreement (including the Time Charter Party), the Company has the right to set off an amount equal to the damages that the Company has incurred as a result of such breach against any Distributions payable by the Company under Clause 8.3 or 8.6 or any working capital that is repayable by the Company under Clause 10.

9	ACCOUNTING

9.1
The Manager shall keep such records and accounts as shall be necessary or appropriate for the proper operation of the Pool, including such accounts as shall be necessary for the calculation of Distributions.

9.2
The Manager shall maintain systems of internal controls designed to provide reasonable assurance that transactions are properly executed sufficient to meet the requirements of an independent audit performed in accordance with International Auditing Standards.

9.3
The Manager shall no later than the 30th day following the end of each quarter commencing on a Quarter Date, prepare and distribute to each Pool Participant the Quarterly Report and for each Pool Vessel, such report shall cover the financial results for such Pool Vessel for the previous quarter period as well as the financial results of such Pool Vessel from the date of its entry into the Pool.  These Quarterly Reports shall include aggregate quarterly results with separate calculations made for each quarter.

9.4	The Quarterly Reports must show:

(a)	Net Pool Revenue and the total Distributions made to Pool Participants to date;

(b)	Time charter equivalent income for all voyages and charters performed by each Pool Vessel;

(c)	The balance on the Company Bank Account and an appropriate reconciliation statement;

(d)	Outstanding freight/demurrage due in respect of contracts performed by Pool Vessels; and

(e)	Off hire days for each Pool Vessel monthly and year to date.

9.5	The Quarterly Reports will be maintained in United States Dollars.

9.6
Messrs Moore Stephens or another major international accounting firm, on an annual basis, will audit the Pool’s books, including Distributions.  Audited reports will be distributed to all Pool Participants.  All Pool records are available for review by each Pool Participant at the offices of the Manager.

9.7
At the request of the Participant the Company shall, within a reasonable period and in any event not later than one month from receipt of such request and provided that it does not interfere with any ongoing statutory or other audit, make available to an auditor nominated by the Participant all accounts and supporting documents required to verify the correct allocation of Distributions to the Participant.

9.8	Further, the Company shall, not later than six (6) months after the end of its financial year (31 March) present to the Participant audited final accounts for the preceding financial year.

10	WORKING CAPITAL CONTRIBUTION AND RETENTION

10.1
The Participant shall, upon delivery of the Vessel under the Time Charter Party deposit in the Company’s account a working capital for the Vessel.  The working capital shall be determined by the Company and shall be US$750,000, being the equivalent of the market value of one (1) month of average bunker consumption for the Vessel together with the estimated costs and disbursements associated with three (3) port calls.  Where there are bunkers on board the Vessel on delivery of the Vessel by the Participant to the Company, the value of the bunkers (based on last prices paid by the Participant on a first-in, first-out basis as evidenced by supporting invoices and bunker delivery receipts) shall be set-off against the working capital to be paid by the Participant to the Company.

Such working capital shall be repaid to the Participant after the redelivery of the Vessel by the Company. An amount sufficient to cover the possibility of reduced Distributions to the Participant following adjustments to the provisional Distributions shall nevertheless be withheld until final accounts are available and amounts may also be withheld on account of adjustments to distributions made pursuant to Clauses 4.2, 4.3, 4.4, 8.7 and/or any other provision of this Agreement.  Where there are bunkers on board the Vessel on redelivery of the Vessel by the Company to the Participant, the value of the bunkers (based on last prices paid by the Company on a first-in, first-out basis as evidenced by supporting invoices and bunker delivery receipts) shall be set-off against the working capital to be repaid by the Company to the Participant.

10.2
In the event that the cashflow position of the Company, as determined by the Company and the Pool Committee, is insufficient to allow the Company to perform its commercial commitments, then the Pool Committee shall be entitled to request a further contribution from all Pool Participants to the working capital of the Company.  The Participant shall pay such further contribution to the Company within ten (10) days of receipt of the Pool Committee’s written demand, which contribution shall be refunded as soon as the Company’s financial resources permit as determined by the Company. For the avoidance of doubt, such contributions shall not constitute Pool revenues.

11	POOL COMMITTEE

11.1
The Pool Committee shall consist of one (1) representative for each Pool Participant, two (2) representatives appointed by the Company and two (2) representatives of the Manager.  The two (2) representatives of the Manager shall not have the right to vote.

11.2
Each Pool Participant shall have a number of votes corresponding to the number of Pool Vessels that have been delivered to the Pool by such Pool Participant. Where termination notice has been given in respect of a Pool Vessel, the relevant Pool Participant shall cease to have a vote on the Pool Committee in respect of such Pool Vessel.

11.3
Each Pool Participant shall nominate a representative to represent it in the Pool Committee.  If a member of the Pool Committee is a representative of a Pool Participant who no longer has a Pool Vessel trading and operating in the Pool, such member shall automatically cease to be a member of the Pool Committee.

11.4	The Pool Committee shall have the authority to make decisions in respect of the following matters as well as in respect of other matters put before by the Company in respect of the Pool:

(a)	approval of the basis for the calculation of Total Costs;

(b)	requirements for further contributions to the working capital of the Company in accordance with Clause 10.2;

11.5
The Pool Committee shall meet at least once a year.  The Pool Committee meetings can take place by teleconference, video conference and/or by physical meetings.  Representatives to the Pool Committee shall be entitled to participate through proxies.

11.6
Decisions requiring the approval of the Pool Committee may be taken at a meeting of the Pool Committee, in which case, they shall be taken on the basis of a simple majority of votes casted (excluding abstentions or absences). Alternatively, any decision requiring the approval of the Pool Committee (including without limitation the approval of the Annual Calculation Reviews) may be taken without the requirement for a meeting, if approval of the relevant proposal, document or other item, as applicable, submitted in writing by the Company to each member of the Pool Committee (the “Written Submission”) is given to the Company in writing by voting members of the Pool Committee representing in total a simple majority of votes casted (including the Company’s vote but excluding non-responses), such approval to be provided within a maximum period of ten (10) Business Days after the date of the Written Submission.

12	CALCULATION OF POOL NET REVENUE/LOSS; POOL GROSS REVENUE AND POOL EXPENSES

12.1	The Net Pool Revenue shall be equal to the Gross Pool Revenue (as detailed in Clause 12.2) less the Pool Expenses (as detailed in Clause 12.3) and subject to the adjustments described in Clause 12.4.

12.2	The Gross Pool Revenue consists of:

(a)
each Pool Vessel’s total income (including without limitation freight, deadfreight, demurrage, charter hire, any amounts received for the Pool Vessels fixed on charters, and any loss of hire insurance proceeds received in respect of any of the Pool Vessels);

(b)	all freight, deadfreight, demurrage, charter hire or any other amount received by the Company in respect of Third Party Vessels;

(c)	currency exchange gains;

(d)	interest earned on funds held in the Company’s bank accounts or otherwise arising from the commercial operation of the Pool Vessels;

(e)	any damages or other amounts received in settlement of any claims relating to performance of any contracts of employment by Pool Vessels or vessels chartered in;

(f)	any savings or rebates, including those related to voyage expenses; and

(g)	the Pool’s share of any salvage money received.

12.3	The Pool Expenses consist of:

(a)
each Pool Vessel’s total voyage expenses incurred by the Company or the Manager in connection with the performance of Pool Contracts, including, without limitation, agents, tugs, port expenses, wharfage, bunker, canal fees, voyage related COFR expenses, additional war risk premium etc;

(b)	all freight, deadfreight, demurrage, charter hire or any other amount paid by the Company or the Manager under or in respect of Third Party Charters;

(c)	all commissions or brokerage payable in respect of all Pool Contracts concluded on behalf of the Company;

(d)	all legal fees and any other out of pocket expenses whatsoever incurred by the Pool, the Company and the Manager in connection with the commercial operation and management of the Pool;

(e)
all fees, costs and expenses whatsoever incurred by the Pool and/or the Company, and/or by the Manager on behalf of the Pool and/or the Company, including, but not limited to, fees and expenses of independent consultants, professional advisors and representatives, supercargo, port captains, surveyors, superintendents or other specialists, whom the Manager may deem desirable to be employed from time to time in connection with the commercial operation of the Pool;

(f)	any insurance premium payable by the Company in accordance with the provisions of Clause 14;

(g)	all payments made by the Company in respect of legal claims relating directly to the Pool or Pool Vessels, including without limitation claims in respect of the Pool Contracts;

(h)	all payments made by the Company pursuant to Clause 14.4 hereof;

(i)	provisions for contingencies in respect of any amount in dispute and/or doubtful in recovery;

(j)
any other expenses and charges whatsoever incurred by the Company and the Manager or in respect of any Pool Vessel or any chartered-in vessel for the Pool’s purposes relating to the management, administration and operation of the Pool;

(k)	external auditor’s fees for review of the Pool accounts as provided in this Agreement;

(l)	remuneration payable to the Manager pursuant to Clause 7;

(m)	currency exchange losses; and

(n)	interest, repayments of principal and bank charges/commissions/fees payable on the Company’s bank accounts and/or under any receivables financing facility for the Pool.

12.4	The Net Pool Revenues may be adjusted by the Company to take account of, or make provisions for, the following:

(a)	results of voyages in progress;

(b)	amounts of voyage revenues earned by the Pool Vessels but not yet received;

(c)
apportionment of prepaid expenses not included in the voyages expenses as detailed hereof and of expenses paid after the relevant accounting period and attributable in whole or in part to such accounting period;

(d)	retention to cover claims in progress;

(e)	previous overpayments of Distributions to Pool Participants, not yet recovered; and

(f)	adequate provisions for any outstanding or contingent liability or obligation that would be considered (when accrued) as a Pool Expense.

12.5
Any and all taxes and dues on the Vessel and on payments to the Participant under this Agreement are to be for the Participant’s account and settled directly by it, save for taxes and dues which are solely in the nature of voyage expenses.

12.6
The Company shall not make any additional payments to the Participant under this Agreement in relation to communication, victualling and entertainment expenses, over and above the Distributions payable under Clause 8.

13	LAYING UP

13.1
The Company may decide to lay up the Vessel (and other Pool Vessels) if market conditions justify such a decision.  If the Vessel is laid up, the Participant shall receive Distributions calculated according to the Vessel’s Total Costs, but with a reduction for any net savings that the Participant may reasonably be expected to obtain as a result of the Vessel being laid up.

14	INSURANCE

14.1	The Participant shall at its own expense arrange and maintain P&I, H&M and pollution cover for the Vessel in a manner consistent with prudent first class owners and acceptable to the Company.

14.2	The Company will take out legal defence cover with a defence club acceptable to the Pool Committee.

14.3	The Company shall take out P&I charterer’s liability insurance and such other insurances as it may from time to time consider to be appropriate.

14.4
In the event that the Vessel is required to transit through areas within the Gulf of Aden or the Indian Ocean which are covered by the current Joint War Committee listings (together, the “IOR Risk Areas”) or the Vessel is required to call areas within the Gulf of Guinea in West Africa which are covered by the current Joint War Committee listings (the “WAF Risk Areas” and together with the IOR Risk Areas, the “Risk Areas”), the following provisions shall apply:

(a)	subject to Clause 14.4(j), all Pool Vessels transiting the Gulf of Aden will transit under the first available naval convoy. Vessels remain on hire during waiting time;

(b)
subject to Clause 14.4(j), in case the Participant requires the Vessel to transit the Gulf of Aden under a specific naval-led convoy, the Vessel will remain on-hire for a maximum of 24 hours waiting time.  Thereafter all waiting time to be off-hire and bunkers consumed during such time to be for Participants’ account;

(c)
the Company will arrange for insurance cover for KnR (kidnap and ransom) on behalf of the Participant with a cap of US$8 million for each transit undertaken by the Vessel through the Risk Areas.  Any additional KnR cover required by the Participant shall be arranged by the Participant, at its cost;

(d)	(i)
the Company will arrange for insurance cover for KnR loss of hire on behalf of the Participant for each transit undertaken by the Vessel through the Risk Areas for a maximum one hundred and twenty (120) day period at a daily rate equal to the average Pool return for the previous calendar month.

(ii)
however, if the Participant chooses to arrange its own KnR loss of hire cover for transits through the Risk Areas, the Company shall, subject to the Participant providing the necessary invoices and proof of payment, reimburse the Participant the cost of such insurance cover but such reimbursement shall be limited to the amount that the Company would have paid if such insurance cover had been arranged by the Company pursuant to sub-clause 14.4(d)(i).

(e)
crew bonuses are reimbursable and will be paid by the Company up to 100% of the crew’s basic wages, per transit for the full crew (including officers), in line with the IBF MOA/ ITF Agreements, for a period limited to the number of days of transit through the IBF High Risk Area and if applicable, the IBF Extended Risk Zone. Any additional crew bonus paid ex-gratia by the Participant in respect of Risk Areas transits, shall be for the Participant’s account;

(f)
where the Participant chooses not to take out and be covered by the additional war risks insurance cover arranged by the Company pursuant to Clause 14.7, the Participant shall take out the additional war risk cover for the Vessel, and provide necessary invoices and proof of payment to the Company for reimbursement by the Company to the Participant (but subject to the cap set out in Clause 14.7). The Participant shall procure discounts from their war risk underwriters for the fact that kidnap and ransom and KnR loss of hire insurance have been taken out separately and if applicable, to take into account the presence of armed or unarmed guards on board the Vessel and other Vessel hardening measures undertaken for the Risk Area transit;

(g)
the Company shall reimburse the Participant towards all or part of the cost of various anti-piracy vessel hardening materials (being razor wire, personal protection equipment, anti-blast film and sandbags) to be acquired by the Participant and utilised on the Vessel during the Risk Area transit, up to a limit of US$3,500, subject to the Participant providing necessary invoices and proof of payment. Specifically in respect of razor wires and sandbags only which are subject to wear and tear (“Qualifying Hardening Materials”), the Company shall reimburse the replacement of such items up to the monetary limit advised above in the following circumstances and under the following conditions:

(i)
after one hundred and eighty (180) days following the last reimbursement of such Qualifying Hardening Materials (the “180 Day Period”) under this Clause, in the event the Vessel has undertaken three or more transits through the Risk Area during such 180 Day Period; or

(ii)	prior to the Vessel undertaking a fourth transit through the Risk Area within a 180 Day Period; or

(iii)
prior to the Vessel undertaking a transit through the Risk Area where more than 180 days has passed since a transit through the Risk Area was undertaken by the Vessel using the Qualifying Hardening Materials currently on board the Vessel.

In all the above cases the Company is not obliged to reimburse the cost of such Qualifying Hardening Materials where the Participant has tendered a withdrawal notice at that time under Clause 16. The Participant is required to notify the Company of its request for reimbursement under this paragraph reasonably in advance before a transit through the Risk Area.

(h)
the Participant shall have the option of taking armed guards on the Vessel for Risk Area transits, subject to the conditions set out in Clauses 14.4(i) and 14.4(j). If the Participant so wishes to take armed guards, the Company will arrange for the appointment of and pay for the cost of the armed guards on behalf of the Participant as long as such armed guards are ISO 28007 certified by one of the UKAS registered certifying bodies. In the case that the Participant insists on using a different armed guards service from that of the Company’s preferred provider, then the Company agrees to reimburse the cost of the armed guards but such reimbursement shall be limited to the price that could have been obtained from using the Company’s preferred armed guards service provider and provided that such armed guards are ISO 28007 certified by one of the UKAS registered certifying bodies. The reimbursement of the cost of the Participant’s own armed guards is subject to the Participant providing the necessary invoices and proof of payment. The procurement of armed guards is subject to local laws and regulations and the availability of armed guard service providers in such areas;

(i)
all waiting time and deviation for picking up and dropping off armed guards shall be for the account of the Company provided that the Company receives approval from the Participant for the use of the Company’s preferred armed guards service provider or confirmation of appointment of the Participant’s own choice of other armed guards service provider promptly and in a timely manner so as not to cause delay to the Vessel’s itinerary;

(j)	the conditions for armed guards being taken on the Vessel for a Risk Area transit, are that:

(i)
if transiting the Gulf of Aden, the Vessel shall not wait for any naval convoy and shall proceed directly or transit with the first available MSCHOA grouped transit or naval convoy, whichever is earlier;

(ii)	the Vessel shall adopt a direct route through the Risk Areas, but always keeping a minimum distance of 300 nautical miles away from the East Somalian coast; and

(iii)
it is agreed that no armed guards are required to be taken on board the vessel for any transits going from the southern tip of India to the Arabian Gulf (or vice versa) which hug the Western Indian, Pakistani and Gulf of Oman coastlines.

Any waiting time or deviation in contravention of the conditions for the taking of armed guards set out in this paragraph (j) shall be off-hire under the Time Charter Party and for the Participant’s account;

(k)	it is further agreed that the Participant / Vessel will follow and implement the latest edition of BMP when in or transiting the Risk Areas;

(l)	other than as set out in the above paragraphs of this Clause 14.4, the Company will not cover for any other security or additional insurance measures adopted by the Participants; and

(m)
the above provisions of this Clause 14.4 are based on the current situation in the Gulf of Aden, the Indian Ocean and the Gulf of Guinea, and this will be subject to review as and when the situation changes.

14.5
If the Company arranged for KnR loss of hire insurance pursuant to Clause 14.4(d)(i) and the Vessel is seized by pirates and the Vessel remains detained after one hundred twenty (120) days, the Vessel shall be off-hired under the Time Charter Party from the one hundred and twenty-first (121st) day after the seizure. However, if the Participant arranged its own KnR loss of hire insurance pursuant to Clause 14.4(d)(ii), the Vessel shall be off-hired under the Time Charter Party immediately from the time the Vessel is seized by pirates. In either case and subject to Clause 16.4, the Vessel shall be put on-hire again once the Vessel is released and is made available to the Company in the same position as when the Vessel was seized.

14.6
If additional war risk premium (in the event the Participant chooses to take out and be covered by its own additional war risks insurance cover pursuant to Clause 14.7) and crew bonus is paid out by the Participant in connection with an employment contract undertaken by the Vessel then subject to the other terms of this Agreement and the Time Charter Party, the Company will reimburse the Participant for the additional war risk premium (but subject to the cap set out in Clause 14.7) and crew bonus at the next due pool distribution date, provided all relevant requirements in the Time Charter Party have been complied with and all relevant invoices and other requested documents have been submitted in good time by the Participant. However such reimbursement shall be done on the basis that the Company reserves its rights to reverse the reimbursement should the costs of the additional war risk premium and crew bonus be disputed and/or rejected by the sub-charterers under the relevant employment contract pursuant to which such costs were incurred. Any additional loss of hire cover, including but not limited to H&M war risk loss of hire cover, required by the Participant shall be arranged by the Participant, at its cost.

14.7
In the event the Company has its own additional war risks policy in place, the Company shall arrange for additional war risks insurance cover (“AWRP”) on behalf of the Participant where such cover is required under the Time Charter Party. However, if the Participant chooses to arrange its own AWRP when such cover is required under the Time Charter Party, the Company shall reimburse the Participant the cost of such insurance cover in accordance with Clause 14.6, but such reimbursement shall be limited to the amount that the Company would have paid if such insurance cover had been arranged by the Company pursuant to this Clause 14.7.

14.8
For the avoidance of doubt, the Company shall have no liability whatsoever to the Participant in connection with any insurance cover arranged by it on behalf of the Participant pursuant to this Clause 14, other than its obligation to pay the premium under the relevant insurance cover.

14.9
Should any dispute arise as to the quality of the bunkers supplied under the Time Charter Party (such to be time-barred unless notified by the Participant to the Company within 14 days of supply) then the Participant and the Company are to agree to a joint re-analysis of a representative sample, which has been witnessed and signed by the bunkering ship or barge representative, at a laboratory acceptable to the Participant and the Company. The sample for testing shall be the sample which has its seal number endorsed on the Bunker Delivery Receipt. The result of this analysis will be final and binding on all parties. The Participant will arrange to have the delivered fuel tested by an internationally recognized fuel testing laboratory such as DNV or similar. Where the Participant agrees to arrange for testing of the quality of bunkers through one of the bunker testing laboratories nominated by the Company, the testing shall be done solely at the Company’s cost.

15	ASSIGNMENT

15.1	The earnings of the Pool may not be assigned by the Participant. The Participant may only assign the earnings distributed by the Pool pertaining to the Vessel.

15.2
The Company may assign, transfer, charge or deal in any other manner with any of its rights under this Agreement and/or any sub-charter (including, without limitation and for the avoidance of doubt, the Company's earnings under sub-charters and any sum to the Company's credit in the Company's bank accounts) for the purpose of or in connection with any working capital financing of the Company. The Participant agrees to the subordination of any claims it has or may have against the Company to any and all claims of a lender providing working capital financing to the Company. The Participant also agrees to waive any (a) contractual or other lien over any freight, sub-freights or sub-hires pertaining to the Vessel, and/or (b) any right to intercept bill of lading freight arising in connection with the Vessel.

16	WITHDRAWAL/TERMINATION/SUSPENSION

16.1
The Vessel shall remain in the Pool for a minimum period of six (6) months from the Delivery Date, subject only to the terms of this Clause.  Each of the Participant and the Company shall be entitled to withdraw the Vessel from the Pool and terminate this Agreement by giving sixty (60) days’ notice, plus or minus thirty (30) days in the Company’s option, in writing to the other at any time after the expiry of the initial five (5) month period from the Delivery Date. Upon delivery of a termination notice or receipt of a termination notice in accordance with this Clause 16.1, subject to Clause 16.2, the Company shall be obliged to redeliver the Vessel to the Participant within a period that is between thirty (30) days and ninety (90) days after the date that such termination notice is delivered or received, such redelivery date within the above window to be at the Company’s discretion. For the avoidance of doubt and notwithstanding the above, the Vessel may not be redelivered until the Vessel has completed any Pool Contract concluded or on subjects for the Vessel prior to the delivery of a termination notice.

16.2
Notwithstanding the provisions of Clause 16.1 above, the Company, in its option, shall be entitled to add any or all off-hire time under the terms of the Time Charter Party (where the terms of the Time Charter Party allow for this) to extend the redelivery date of the Vessel following the delivery or receipt of a termination notice under this Clause 16.

16.3
Notwithstanding the provisions of clauses 16.1 and 16.2 above, in the event that the Participant has agreed and properly evidenced a firm sale of the Vessel to a Third Party, the Participant shall, subject to the following provisions of this clause 16.3, be entitled at any time after the date of this Agreement to withdraw the vessel from the Pool and terminate this Agreement by giving a sale termination notice (a “Sale Termination Notice”) in writing to the Company. Upon receipt of a Sale Termination Notice from the Participant, the Company shall be obliged to redeliver the Vessel to the Participant within the period that commences on the date falling thirty (30) days after receipt of the Sale Termination Notice by the Company and expires on the date falling ninety (90) days after the date of receipt of the Sale Termination Notice, such redelivery date within the above window to be at the Company’s discretion.

16.4
The Company may at any time (i) suspend and/or (ii) terminate this Agreement and withdraw the Vessel’s participation in the Pool with immediate effect by notice in writing to the Participant if any one of the following situations has arisen:

(a)	the Vessel has been off-hire for periods totalling more than thirty (30) days over the last six (6) months;

(b)
the Vessel’s or Participant’s performance of its tasks under the contract for which it has been used or its application or non-application of standard industry practices is, in the reasonable opinion of the Company, below the standard required (i) to maintain the reputation of the Pool/Company or (ii) to enable the Company to perform the contractual obligations towards the customers of the Pool/Company and to do so in an adequate and economic manner;

(c)	the Vessel is, in the reasonable opinion of the Company, commercially untradeable to a significant proportion of the oil major company customers of the Pool/Company for any reason;

(d)
the Participant is in breach with respect to its obligations under this Agreement (including the terms of the Time Charter Party) and the breach is of a nature which, in the reasonable opinion of the Company, warrants a suspension or termination of this Agreement and withdrawal of the Vessel from the Pool;

(e)	the Participant is insolvent and/or is subject to debt negotiations, bankruptcy and/or similar proceedings and/or is unable to or admits its inability to pay its debts as they fall due;

(f)
except where Clause 14.4 applies, the Vessel is captured, arrested, detained or confiscated and the Participant has not, within a period of fifteen (15) days in receipt of notification in writing from the Company thereof, remedied such situation;

(g)	if the Participant or any of its Affiliates becomes a Sanctioned Person during the course of this Agreement;

(h)	if the Vessel has a Conditional Assessment Programme (CAP) Rating above 1 in either (1) hull structures or (2) machinery and cargo systems;

(i)
if the Vessel has an Invalid Sire Report. “Invalid Sire Report” means either a hydrocarbon discharge SIRE report (i) that is more than six (6) months old or (ii) for which the Participant has submitted corrective and/or preventive measures to the SIRE comments received from an oil major company or other SIRE company that participates in the SIRE system/program (a “SIRE Participant”) and the Participant and the Company have:

(a)	not received a confirmation of the vessel not being unacceptable to such SIRE Participant; or

(b)	not received a confirmation that the SIRE inspection process is complete and no further information is required; or

(c)	received a rejection message from such SIRE Participant;

(j)	if the Vessel is detained as a result of an unsatisfactory Port State Control Inspection; and

(k)	if the Vessel is no longer controlled (whether by way of ownership or charter) by the Participant.

16.5	Upon suspension of the Vessel from the Pool in accordance with Clause 16.4:

(a)	the Vessel shall be off-hire under the terms of this Agreement (including the Time Charter Party);

(b)	the Participant shall cease to be represented on the Pool Committee;

(c)	Distributions shall cease to accrue in respect of the Vessel;

(d)	to the extent it is lawful to do so, the Company shall continue to pay any Distributions accrued in respect of the Vessel to the Participant in accordance with Clause 8; and

(e)	the Participant’s obligations under this Agreement shall continue to be in force;

in each case, for the duration of the Vessel’s suspension from the Pool.

16.6
Notwithstanding anything to the contrary in Clause 16.5 above, if at the time of the suspension of the Vessel from the Pool, the Vessel is undertaking a Pool Contract or has already been fixed (fully or on subjects) to perform a Pool Contract, the Company may in its option require the Vessel to fulfil such contract. Until the Vessel completes such contract, the Vessel shall remain on-hire under the terms of this Agreement (including the Time Charter Party) and Distributions shall continue to accrue in respect of the Vessel, but the provisions of paragraphs (b), (d) and (e) of Clause 16.5 shall apply for the full duration of the Vessel’s suspension from the Pool.

16.7	Following a suspension of the Vessel from the Pool in accordance with Clause 16.4, the Company may at any time thereafter either:

(a)
lift the suspension and re-instate the Vessel’s participation in the Pool with immediate effect by notice in writing to the Participant if the situation leading to the suspension has been resolved to the Company’s satisfaction; or

(b)	terminate this Agreement and withdraw the Vessel’s participation in the Pool with immediate effect by notice in writing to the Participant.

16.8
If the Vessel is suspended from the Pool pursuant to sub-clauses 16.4(h), (i) or (j)  and the Company elects to continue trading the Vessel outside the Pool, then the Vessel shall go on commercial management pursuant to the Manager’s standard individual commercial management terms until the circumstances giving rise to the suspension under sub-clause 16.4(h), (i) or (i) no longer apply (in which case the Vessel shall re-enter the Pool) or the expiry of pool commitment period, whichever is earlier.

16.9	Any time the Vessel is on commercial management pursuant to Clause 16.8 shall count towards the period of time that the Vessel is in the Pool for purposes of Clause 3 and this Clause 16.

16.10
Any termination of this Agreement and withdrawal of the Vessel from the Time Charter Party shall be without prejudice to any and all rights and obligations of the parties hereto attributable to such termination or withdrawal or to any event, circumstance or period, prior to the effective date of such termination or withdrawal or to any rights and obligations which survive any termination or withdrawal in accordance with this Agreement, including without limitation, the rights and obligations set forth in Clauses 8.4, 8.5, 8.6 and 8.7.

17	NATURE OF THE AGREEMENT

17.1
Neither this Agreement nor any other document relating to the Pool shall constitute or give rise to any partnership between the Participant and the Company or other Pool Participants.   The Participant shall under no circumstances be responsible for the debt of any other Pool Participant nor (except as specifically provided for in this Agreement) for the debt of the Company.

17.2	The Participant shall have no rights in respect of goodwill or other tangible or intangible assets of the Company apart from what is specifically stipulated in this Agreement.

18	CONFIDENTIALITY

18.1
This Agreement including all terms, details, conditions, and period is to be kept private and confidential and beyond the reach of any third party, with the exception of each of the parties’ lending banks or their agents on a “need to know” basis or if required by law, regulation or court order and applicable disclosure requirements of a regulated stock exchange.  The terms and conditions of this Agreement are for the sole use of the parties to this Agreement and are not to be copied or used for any other purpose without the express written consent of the Company.

18.2
The Participant understands that information contained in reports and commentaries provided by the Company to the Participant in connection with this Agreement (whether these are the reports provided under Clause 8.3 of the Participation Agreement or otherwise) (the “Reports”) may include material non-public information pertaining to other Pool Participants that have publicly traded securities and a significant proportion of their vessels participating in the Pool or other Navig8 Group pools. The Participant hereby confirms that (i) it is aware that it may be subject to insider trading rules and regulations by virtue of the receipt of information contained in the Reports and (ii) that it is responsible for obtaining its own legal advice on any such matters relating to insider trading rules and regulations and receipt of material non-public information.

19	TOTAL LOSS

19.1
In the event of a total loss or constructive total loss of the Vessel, the Vessel’s participation in the Pool shall be deemed to be terminated at noon on the day of her loss or, should the Vessel be missing, at noon on the day on which she was last heard of.

20	CLAIMS

20.1
The Participant shall provide promptly upon the request of the Company or the Manager all documents reasonably required to investigate, pursue or defend any claim arising in relation to a Pool Vessel or the performance or non-performance of this Agreement.

21	CHOICE OF LAW AND JURISDICTION

21.1	This Agreement and any non-contractual obligations arising out of or in connection with it are governed by and shall be interpreted in accordance with English law.

21.2
All disputes arising under or in connection with this Agreement including in respect of non-contractual obligations shall be referred to arbitration in London.  The arbitration shall be conducted in accordance with one of the following London Maritime Arbitrators’ Association (“LMAA”) Rules:

(a)
where the amount claimed by the claimants is less than United States Dollars Fifty thousand (US$50,000), excluding interest, the reference shall be to a sole arbitrator and the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure;

(b)
in any case where the LMAA procedures referred to above do not apply, the reference shall be to three arbitrators (one to be appointed by each of the parties and the third by the arbitrators so chosen) in accordance with the LMAA terms in force at the relevant time.

21.3
In respect of Clause 21.2(b), if either of the appointed arbitrators refuses to act or is incapable of acting, the party who appointed him shall appoint a new arbitrator in his place. If one party fails to appoint an arbitrator, whether originally or by substitution for two weeks after the other party, having appointed his arbitrator, has (by email or letter) called upon the defaulting party to make the appointment, the President for the time being of the London Maritime Arbitrators' Association shall, upon application of the other party, appoint an arbitrator on behalf of the defaulting party and that arbitrator shall have the like powers to act in the reference and make an award (and, if the case so requires, the like duty in relation to the appointment of a third arbitrator) as if he had appointed in accordance with the terms of this Agreement.

21.4
It is hereby expressly agreed that no employee or agent of the Company shall be under any liability to the Participant for any loss, damage, delay, neglect or default on his part while acting in the course of or in connection with his employment and, without prejudice to the generality of the provisions of this Clause 21, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defence and immunity of whatsoever nature applicable to the Company or to which the Company is entitled hereunder, shall also be available as shall extend to protect every such employee or agent of the Company acting as aforesaid and for the purpose of all the provisions of this Clause 21, the Company is or shall be deemed to be acting as agent or trustee on behalf of and for the benefit of all persons who are or might be his servants or agents from time to time and all such persons shall to this extent be or be deemed to be parties to this Agreement.

21.5	The Participant shall not arrest a Pool Vessel unless it indemnifies the Company for all consequences of the arrest, including loss of income and directly related expenses.

21.6
The Company shall be under no liability to the Participant for any loss, damage, delay or expense, of whatsoever nature, whether direct or indirect, including but not limited to loss of profit arising out of or in connection with detention of or delay to the Vessel, howsoever arising, in the course of performance of, or otherwise in connection with, this Agreement.

21.7
The Participant shall indemnify and hold harmless the Company in respect of all liabilities howsoever incurred by it in the performance of its obligations hereunder or others arising in connection with this Agreement.

22	NOTICES

22.1
Notices or other communications under or with respect to this Agreement shall be in writing and shall be delivered personally or shall be sent by mail or email to the parties at their respective addresses set forth below or to such other address as to which notice is given:

To the Participant:

[●]
Tel.: [●]
Email:  [●]

To the Company:

[●]
Email: [●]

           Pool withdrawal notices should also be emailed to:
           [●]

22.2	In the absence of evidence of earlier receipt, a notice is deemed given:

(a)       if delivered personally, when left at the address referred to in Clause 22.1 above;

(b)       if sent by mail, on the third (3rd) Business Day next following the day of posting it;

(c)     if sent by email, when actually received in readable form and if transmitted during normal business hours (9.30am – 5.30pm) on any Business Day. An email transmitted after midnight but on or before 9.30am on any Business Day shall be deemed to be given at 9.30am on that Business Day. An email transmitted after 5.30pm but on or before midnight on any Business Day and an email transmitted on a non-Business Day shall be deemed to be given at 9.30am on the following Business Day.

For the purposes of this Clause 22.2 “Business Day” means days on which banks are open for business and not authorised by law to close in London, Singapore and New York.

23	ENTIRE AGREEMENT

23.1
This Agreement constitutes the entire agreement and understanding of the parties and supersedes any previous agreement between the parties relating to the subject matter of this Agreement.  Each of the parties acknowledges and agrees that in entering into this Agreement it does not rely on any pre-contractual representation and/or statement whether in writing or in words.

23.2	This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such separate counterparts shall together constitute one and the same instrument.

24	RIGHTS OF THIRD PARTIES

24.1
Save in respect to the Manager and as otherwise expressly provided in this Agreement, no terms of this Agreement shall be enforceable by a third party, being any person other than the parties hereto and their permitted successors and assignees and the provisions of the Contracts (Rights of Third Parties) Act 1999 shall accordingly not apply to this Agreement.

IN WITNESS the Parties hereto have executed this Agreement the day and year first above written.

SIGNED by

[●]	)

on behalf of [●]	)

SIGNED by [●]	)

on behalf of V8 POOL INC.	)

APPENDIX 1

POOL VESSEL EVALUATION SYSTEM

APPENDIX 2

COMMERCIAL MANAGEMENT AGREEMENT

APPENDIX 3.1

STANDARD POOL TIME CHARTER

APPENDIX 3.2

TIME CHARTER PARTY